ESPERANZA RESOURCES CORP.

SPECIAL WARRANT INDENTURE

May 24, 2012

TABLE OF CONTENTS

1.	INTERPRETATION	1
1.1	Definitions	1
1.2	Headings	5
1.3	Gender	5
1.4	Weekends and Holidays	5
1.5	Meaning of “Outstanding”	6
1.6	Time	6
1.7	Applicable Law	6
1.8	Currency	6
1.9	Conflicts	6
1.10	Schedules	6
2.	ISSUE AND PURCHASE OF SPECIAL WARRANTS	6
2.1	Creation, Form and Terms of Special Warrants	6
2.2	Form of Warrants, Certificated Warrants	7
2.3	Book Entry Only Warrants	7
2.4	Special Warrant Certificate	8
2.5	Transferability and Ownership of Special Warrants	10
2.6	Special Warrantholders Not Shareholders	12
2.7	Signing of Special Warrants	12
2.8	Countersigning	13
2.9	Loss, Mutilation, Destruction or Theft of Special Warrants	13
2.10	Exchange of Special Warrants	13
2.11	Ranking	14
2.12	Purchase of Special Warrants for Cancellation	14
3.	COVENANTS OF THE COMPANY	14
3.1	To Issue Special Warrants and Reserve Common Shares	14
3.2	To Execute Further Assurances	14
3.3	To Carry On Business	15
3.4	Reporting Issuer	15
3.5	No Breach of Constating Documents	15
3.6	Filing Prospectus and Related Matters	15
3.7	Notices to Warrant Agent	15
3.8	Securities Qualification Requirements	16
3.9	Maintain Listing	16
3.10	Satisfy Covenants	16
3.11	Performance of Covenants by Warrant Agent	16
3.12	Warrant Agent’s Remuneration and Expenses	16
3.13	Trust for Special Warrantholder’s Benefit	17
3.14	Notice to Special Warrantholders of Certain Events	17
3.15	Closure of Share Transfer Books	17
3.16	Payment of Commissions	18
3.17	Contractual Right of Rescission	18
4.	ADJUSTMENT OF NUMBER OF UNITS	18
4.1	Adjustment of Number of Units	18
4.2	Proceedings Prior to any Action Reporting Adjustment	22
4.3	Certificate of Adjustment	22
4.4	No Action After Notice	22
4.5	Protection of Warrant Agent	23
4.6	Notice of Special Matters	23
5.	EXERCISE AND CANCELLATION OF SPECIAL WARRANTS	23
5.1	Notice of Deemed Exercise to Special Warrantholders	23
5.2	Voluntary Exercise of Special Warrants	23
5.3	Deemed Exercise of Special Warrants	26
5.4	Effect of Exercise of Special Warrants	26
5.5	Partial Exercise	26
5.6	Special Warrants Void After Exercise Time	26
5.7	Fractions of Units	26
5.8	Accounting and Recording	27
5.9	Legending of Special Warrant Certificates and Underlying Securities	27
5.10	Issuance of Units	29
5.11	Securities Restrictions	29
6.	MEETINGS OF SPECIAL WARRANTHOLDERS	30
6.1	Definitions	30
6.2	Convening Meetings	30
6.3	Place of Meeting	30
6.4	Notice	30
6.5	Persons Entitled to Attend	31
6.6	Quorum	31
6.7	Chairman	31
6.8	Power to Adjourn	31
6.9	Adjourned Meeting	31
6.10	Show of Hands	31
6.11	Poll	32
6.12	Regulations	32
6.13	Powers of Special Warrantholders	32
6.14	Powers Cumulative	33
6.15	Minutes of Meetings	34
6.16	Written Resolutions	34
6.17	Binding Effect	34
6.18	Holdings by the Company or Subsidiaries of the Company Disregarded	34
6.19	Company, Warrant Agent and Agents May be Represented	34
7.	SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS	34
7.1	Provision for Supplemental Indentures for Certain Purposes	34
7.2	Company May Consolidate, etc. on Certain Terms	35
7.3	Successor Body Corporate Substituted	36
8.	CONCERNING THE WARRANT AGENT	36
8.1	Duties of Warrant Agent	36
8.2	Action by Warrant Agent	36
8.3	Certificate of the Company	36
8.4	Warrant Agent May Employ Experts	36
8.5	Resignation and Replacement of Warrant Agent	37
8.6	Indenture Legislation	37
8.7	Notice	37
8.8	Use of Proceeds	37
8.9	No Inquiries	37
8.10	Actions by Warrant Agent to Protect Interest	38
8.11	Warrant Agent Not Required to Give Security	38
8.12	No Conflict of Interest	38
8.13	Warrant Agent Not Ordinarily Bound	38
8.14	Warrant Agent May Deal in Instruments	38
8.15	Recitals or Statements of Fact Made by Company	38
8.16	Warrant Agent’s Discretion Absolute	39
8.17	No Representations as to Validity	39
8.18	Acceptance of Trusts	39
8.19	Warrant Agent’s Authority to Carry on Business	39
8.20	Indemnification of Warrant Agent	39
8.21	Performance of Covenants by Warrant Agent	40
8.22	Third Party Interests	40
8.23	Not Bound to Act	40
9.	NOTICES	40
9.1	Notice to Company, Warrant Agent and Agents	40
9.2	Notice to Special Warrantholders	42
10.	POWER OF BOARD OF DIRECTORS	42
10.1	Board of Directors	42
11.	MISCELLANEOUS PROVISIONS	42
11.1	Further Assurances	42
11.2	Unenforceable Terms	42
11.3	No Waiver	42
11.4	Waiver of Default	43
11.5	Immunity of Shareholders	43
11.6	Limitation of Liability	43
11.7	Suits by Special Warrantholders	43
11.8	SEC Reporting Status	44
11.9	Force Majeure	44
11.10	Privacy Matters	44
11.11	Enurement	45
11.12	Counterparts and Formal Date	45
11.13	Satisfaction and Discharge of Indenture	45
11.14	Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders	45
11.15	Further Assurances	45
11.16	Formal Date and Effective Date	45

SPECIAL WARRANT INDENTURE

THIS SPECIAL WARRANT INDENTURE made as of May 24, 2012.

BETWEEN:

ESPERANZA RESOURCES CORP., a corporation amalgamated under the laws of British Columbia and having an office in the City of Vancouver, British Columbia

(the “Company”)

OF THE FIRST PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in the City of Vancouver, British Columbia

(the “Warrant Agent”)

OF THE SECOND PART

WHEREAS the Company is proposing to issue up to 27,600,000 Special Warrants in the manner herein set forth;

AND WHEREAS the Company is authorized to create and issue the Special Warrants;

AND WHEREAS the Company represents to the Warrant Agent that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Agreement and the execution and issue of the Special Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent;

AND WHEREAS the Warrant Agent has been appointed by the Company and has agreed to act as agent on behalf of the Special Warrantholders on the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

Definitions

In this Indenture , unless there is something in the subject matter or context inconsistent therewith , the following words have the respective meaning indicated below :

(a)

“Agency Agreement” means the agency agreement dated May 24, 2012 between the Company and the Agents in relation to the Private Placement ;

(b)

“Agents” means, collectively, Cormark Securities Inc, National Bank Financial Inc., Canaccord Genuity Corp. and Stonecap Securities Inc.;

(c)

“Applicable Legislation” means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(d)

“Authenticated” means (a) with respect to the issuance of a Special Warrant Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of holders of Warrants, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(e)

“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Special Warrants;

(f)

“Book Entry Only Warrants” means Special Warrants that are to be held only by or on behalf of the Depository;

(g)

“Business Day” means a day which is not a Saturday, Sunday or legal holiday in the City of Toronto, Ontario and/or the City of Vancouver, British Columbia ;

(h)

“CDS Global Warrants” means Special Warrants representing all or a portion of the aggregate number of Special Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Company, by a Special Warrant Certificate;

(i)

“Closing Date” means May 24, 2012 or such other date as the Agents and the Company may determine for the closing of the Private Placement;

(j)

“Commissions” means, collectively, the securities commissions or other applicable securities regulatory authorise of each of the Designated Provinces;

(k)

“Common Share” means a fully paid and non-assessable common share in the capital of the Company as such capital is presently constituted;

(l)

“Company’s auditors” means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

(m)

“Current Market Price” of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during any 10 consecutive Trading Days selected by the Company, commencing not more than 20 Trading Days and ending not less than five days before such date, on the TSX Venture Exchange, or, if the Common Shares are not listed thereon, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Company;

(n)

“Deemed Exercise Date” means the earlier of:

(i)

the third Business Day after the Qualification Date; and

(ii)

September 25, 2012;

(o)

“Deemed Exercise Time” means 4:59 p.m. (Vancouver time) on the Deemed Exercise Date;

(p)

“Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Company to act as depository in respect of the Special Warrants;

(q)

" Designated Provinces ” means each of the provinces of Canada, except Quebec;

(r)

" director” means a director of the Company for the time being and , unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Company as a board or, whenever duly empowered, action by a committee of such board;

(s)

“Dividends paid in the Ordinary Course” means such dividends payable in cash (or in securities, property or assets of equivalent value) declared payable on a Common Share in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

(i)

100% of the aggregate amount or value of the dividends declared payable by the Company on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

(ii)

50% of the consolidated net earnings of the Company, before extraordinary items and after dividends paid on any and all preferred shares of the Company (if any) for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of the Company for such 12 month period or, if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company);

and for such purposes the amount of any dividends paid in other than cash or shares of the Company shall be the fair market value of such dividends as determined by the directors;

(t)

“Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section” and “paragraph” followed by a number mean and refer to the specified Article, Section or paragraph of this Indenture;

(u)

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(v)

“Penalty Provision” has the meaning set fourth in Section 4.1(a);

(w)

“Private Placement” means the private placement of up to 27,600,000 Special Warrants pursuant to the Agency Agreement and the subscription agreements entered into on the Closing Date between the Company and the purchasers of Special Warrants;

(x)

“Prospectus” means a final short form prospectus of the Company filed with the Commissions by the Company which qualifies the distribution of the Unit Shares, Warrants and Warrant Shares in the Designated Provinces;

(y)

“Purchase Price” means $1.25 per Special Warrant;

(z)

“Qualification Date” means the date upon which the Receipt has been obtained for the Prospectus;

(aa)

“Qualification Deadline” means 4:59 p.m. (Vancouver time) on August 7, 2012 or such other date as may be specified by the Agents and the Company with notice to the Warrant Agent;

(bb)

“Receipt” means the receipt issued by the British Columbia Securities Commission, which is deemed to also be a receipt of the securities commissions of the other Designated Provinces (other than Ontario) and also evidences the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

(cc)

“SEC” means the United States Securities and Exchange Commission;

(dd)

“Special Warrant” means a special warrant of the Company created by the Company and issued and authenticated hereunder for a purchase price of $1.25 per Special Warrant and entitling the holder thereof to acquire one Unit upon exercise or deemed exercise thereof, in accordance with this Indenture, without payment of additional consideration or further action on the part of the Special Warrantholder, subject to adjustment as set out herein;

(ee)

“Special Warrant Certificate” means a certificate evidencing one or more Special Warrants issuable hereunder, substantially in the form attached hereto as Schedule ”A”;

(ff)

“Special Warrantholder” means the registered holder from time to time of an outstanding Special Warrant;

(gg)

“Subsidiary of the Company” means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the Company are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(hh)

“ Trading Day” means any day on which the facilities of the TSX Venture Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, are open for trading;

(ii)

 “Uncertificated Warrant” means any Special Warrant which is not a Special Warrant Certificate;

(jj)

“Unit” means one unit, comprised of one Common Share and one-half of one transferrable Warrant issuable on the exercise or deemed exercise of the Special Warrants without payment of additional consideration or further action by the Special Warrantholder;

(kk)

“Unit Share” means a Common Share comprising part of a Unit and for certainly includes any Common Shares that may be issued pursuant to the Penalty Provision;

(ll)

“U.S. Person” and “United States” have the meanings ascribed thereto in Regulation ”S” under the 1933 Act, as amended , as set out in Schedule ”B” hereto ;

(mm)

“Warrant” means the Common Share purchase warrant, comprising part of a Unit, entitling the holder thereof to acquire one Warrant Share at an exercise price of $1.80 for a period of five years from the Closing Date, and for certainty includes any Warrants that may be issued pursuant to the Penalty Provision;

(nn)

“Warrant Agent” means Computershare Trust Company of Canada, having an office at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3B9;

(oo)

“Warrant Indenture” means the warrant indenture dated the date hereof entered into between the Company and Computershare Trust Company of Canada, as warrant agent, governing the terms and conditions of the Warrants, as may be amended from time to time;

(pp)

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants in accordance with the Warrant Indenture;

(qq)

“ 1933 Act ” means the United States Securities Act of 1933, as amended; and

(rr)

“ 1934 Act ” means the United States Securities Exchange Act of 1934, as amended.

1.2

Headings

The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Special Warrants.

1.3

Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4

Weekends and Holidays

If the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5

Meaning of “Outstanding”

Every Special Warrant represented by a Special Warrant Certificate or Uncertified Warrant that has been Authenticated by the Warrant Agent and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Warrant Agent for cancellation or until the Deemed Exercise Time.  Where a new Special Warrant Certificate has been issued pursuant to Section 2.9 to replace one which has been mutilated, lost, stolen or destroyed, the Special Warrants represented by only one of such Special Warrant Certificates are counted for the purpose of determining the aggregate number of Special Warrants outstanding.  A Special Warrant Certificate representing a number of Special Warrants which has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Special Warrants.

1.6

Time

Time is of the essence hereof and of each Special Warrant Certificate.

1.7

Applicable Law

This Indenture and each Special Warrant Certificate are subject to and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8

Currency

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.9

Conflicts

In the event of any conflict or inconsistency between the provisions of this Indenture and the Special Warrant Certificates, the provisions of this Indenture will govern.

1.10

Schedules

The attached Schedules “A” and “B” are incorporated into and form part of this Indenture.

2.

ISSUE AND PURCHASE OF SPECIAL WARRANTS

2.1

Creation, Form and Terms of Special Warrants

(a)

The Company hereby creates and authorizes for issuance up to 27,600,000 Special Warrants at a price of $1.25 per Special Warrant, each such Special Warrant entitling a Special Warrantholder to acquire one Unit at no additional cost or further action, at any time after the Closing Date until the Deemed Exercise Date.

(b)

Subject to the provisions hereof, the Special Warrants issued under this Indenture are limited in the aggregate to 27,600,000 Special Warrants, provided that the number of Units to be issued upon exercise or deemed exercise of the Special Warrants is subject to increase or decrease so as to give effect to the adjustments required by Article 4.

(c)

No fractional Special Warrants shall be issued or otherwise provided for hereunder.

2.2

Form of Warrants, Certificated Warrants

The Special Warrants may be issued in both certificated and uncertificated form. Each Special Warrant originally issued to a U.S. Person will be evidenced in certificated form only and bear the applicable legends as set forth herein. All Special Warrants issued in certificated form shall be evidenced by a Special Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the Closing Date, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Special Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Special Warrantholders to be maintained by the Warrant Agent.

2.3

Book Entry Only Warrants

(a)

Re-registration of beneficial interests in and transfers of Special Warrants held by the Depository shall be made only through the book entry registration system and no Special Warrant Certificates shall be issued in respect of such Special Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Company, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Special Warrants registered in their names and shall not receive or be entitled to receive Special Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Special Warrants having any legend set forth in Section 2.4(f) herein and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Warrant Agent and in accordance with the Internal Procedures of the Warrant Agent.

(b)

Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged for Special Warrants registered, and no transfer of any CDS Global Warrants may be registered, in the name of any Person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)

the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Company is unable to locate a qualified successor;

(ii)

the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Company is unable to locate a qualified successor;

(iii)

the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(iv)

the Company determines that the Special Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(v)

such right is required by Applicable Law, as determined by the Company and the Company’s counsel;

(vi)

the Special Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person (in which case, the Special Warrant Certificate shall contain the legend set forth in Section 2.4(f), if applicable); or

(vii)

such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent,

following which, Special Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Special Warrants or their nominees as directed by the holder. The Company shall provide an Officer’s Certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section.

(c)

Every Special Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Special Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(d)

Notwithstanding anything to the contrary in this Indenture, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Company.

(e)

The rights of beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(f)

Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii)

maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(iii)

any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(g)

The Company may terminate the application of this Section in its sole discretion in which case all Special Warrants shall be evidenced by Special Warrant Certificates registered in the name of a Person other than the Depository.

2.4

Special Warrant Certificate

(a)

For Special Warrants issued in certificated form, the form of certificate representing Special Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Warrant Agent. Each Special Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Special Warrant Certificate shall be signed by any at least one duly authorized signatory of the Company; whose signature shall appear on the Special Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Company as if it had been signed manually. Any Special Warrant Certificate which has two signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Special Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(b)

The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture.  Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts.  In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Company.

(c)

No Special Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the register,  shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Special Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Company of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Company that the Special Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(d)

No Special Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent. Such Authentication on any such Special Warrant Certificate shall be conclusive evidence that such Special Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(e)

No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(f)

Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Company may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ESPERANZA RESOURCES CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.5

Transferability and Ownership of Special Warrants

(a)

The Company hereby appoints the Warrant Agent as registrar of the Special Warrants and shall cause the Warrant Agent to keep at its Vancouver office set forth in Section 1.1 a register in which the Warrant Agent shall enter the names and addresses of the Special Warrantholders and other particulars, prescribed by law, of the Special Warrants held by them, together with a record of transfers in which particulars of all transfers of Special Warrants will be recorded.  The Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Company, the Agents and any Special Warrantholder.

(b)

The Special Warrant Certificates may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with applicable laws and upon compliance with the conditions herein, on the register kept at the office of the Warrant Agent pursuant to Section 2.5(a) by delivering to the Warrant Agent’s Vancouver office a duly executed Form of Transfer attached as Appendix 2 to the Special Warrant Certificate and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent. In the case of Uncertificated Warrants the Special Warrants may only be transferred, in accordance with the procedures of the Depositary under the Book-Entry Only System.

(c)

Notwithstanding anything contained in this Indenture, in the Special Warrant Certificate or in any subscription agreements under which Special Warrants were issued and sold, the Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Company and Warrant Agent may prescribe pursuant to Section 2.5(b) or this Section shall not register any transfer of a Special Warrant unless the transfer is made in compliance with this Section or the Special Warrant is transferred outside the United States to a non-U.S. Person.

(d)

Special Warrants represented by a Special Warrant Certificate bearing the legend set forth in Section 5.9(a) and/or (b) hereof, or any of the underlying Unit Shares and Warrants, may only be offered, sold, pledged or otherwise transferred (i) to the Company, (ii) outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) pursuant to a registration statement that has been declared effective under the 1933 Act and is available for resale of the Special Warrants or the underlying Unit Shares and Warrants, as applicable, or (iv) in compliance with any other exemption from registration under the 1933 Act, including Rule 144 thereunder, if available, and in compliance with any applicable state securities laws.  The Warrant Agent understands and agrees that in the event of a transfer pursuant to the foregoing clause (ii) or clause (iv), the Company may require a legal opinion of counsel of recognized standing reasonably satisfactory to the Company that such transfer is exempt from registration under the 1933 Act and applicable state securities laws.

(e)

If a Special Warrant Certificate not bearing the legend set forth in Section 5.9(a) and/or (b) hereof is tendered for transfer, the Warrant Agent shall not register such transfer if the Company has provided written instructions to the Warrant Agent prior to such exercise or deemed exercise to the effect that the Company believes such exercise or deemed exercise would not comply with the 1933 Act or applicable state securities laws.

(f)

The Company shall direct the Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation.  The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Special Warrants or any Units or other securities issuable upon the exercise of any Special Warrants.  The Warrant Agent shall be entitled to process all proffered transfers and exercises of Special Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements and the terms of this Indenture.  The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Special Warrantholders of any Special Warrantholder is the Special Warrantholder’s actual address and is also determinative of the Special Warrantholder’s residency and that the address of any transferee to whom any Special Warrants or any Units are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

(g)

Upon any transfer of Special Warrants in accordance with the provisions of this Indenture, the Company shall covenant and agree with the Warrant Agent, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder and is entitled to the benefits of the covenant of the Company set fourth in Section 3.17 herein and to be set forth under the heading “Contractual Right of Rescission” in the Prospectus subject, in each case, to the restrictions and limitations described thereunder.  Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Warrant Agent shall not be responsible for ensuring the Special Warrants or the exercise of Special Warrants is cancelled and a refund of the holder’s funds is paid back to the holder. In such cases, the holder shall seek a refund directly from the Company and subsequently, the Company shall instruct the Warrant Agent in writing, to cancel the Special Warrants or exercise transaction and any underlying shares on the register, which may have already been issued upon the Special Warrant exercise.

(h)

A person who furnishes evidence that he is, to the reasonable satisfaction of the Warrant Agent:

(i)

the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Special Warrantholder;

(ii)

a guardian, committee, trustee, curator or tutor representing a Special Warrantholder who is an infant, an incompetent person or a missing person; or

(iii)

a liquidator or, a trustee in bankruptcy for, a Special Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Special Warrant Certificate in question to the Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Special Warrantholders.  After receiving the surrendered Special Warrant Certificate and upon the person surrendering the Special Warrant Certificate meeting the requirements as hereinbefore set forth, the Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Company.  Forthwith after receiving written notice from the Warrant Agent as aforesaid, the Company shall cause a new Special Warrant Certificate to be issued and sent to the new holder and the Warrant Agent shall alter the register of holders accordingly.

(i)

The Company and the Warrant Agent shall deem and treat the registered holder of any Special Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Company and any previous holder of such Special Warrant, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Company nor the Warrant Agent is affected by any notice to the contrary.

(j)

Subject to the provisions of this Indenture and applicable law, each Special Warrantholder is entitled to the rights and privileges attaching to the Special Warrants, and the issue of the Units by the Company on exercise of Special Warrants by any Special Warrantholder in accordance with the terms and conditions herein contained discharges all responsibilities of the Company and the Warrant Agent with respect to such Special Warrants and neither the Company nor the Warrant Agent is bound to inquire into the title of any such registered holder.

(k)

A reasonable charge will be levied on a presenter of a Special Warrant Certificate pursuant to this Indenture for the transfer of any Special Warrant.

(l)

Notwithstanding any other provision of this Section 2.5, in connection with any transfer of Special Warrants, the transferor and transferee shall comply with all reasonable requirements of the Warrant Agent as the Warrant Agent may deem necessary to secure the obligations of the transferee of such Special Warrants with respect to such transfer.

2.6

Special Warrantholders Not Shareholders

A Special Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Special Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Special Warrant Certificates.

2.7

Signing of Special Warrants

Any one director or officer of the Company shall sign the Special Warrant Certificates either manually or by facsimile signature.  A facsimile signature upon any Special Warrant Certificate is, for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced.  If a person whose signature, either manually or in facsimile, appears on a Special Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Special Warrant Certificate, such fact does not affect in any way the validity of the Special Warrants or the entitlement of the Special Warrantholder to the benefits of this Indenture or of the Special Warrant Certificate.

2.8

Countersigning

The Warrant Agent shall countersign the Special Warrant Certificates upon the written direction of the Company.  No Special Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Special Warrant Certificate has been manually countersigned by the Warrant Agent.  The countersignature by or on behalf of the Warrant Agent will be conclusive evidence as against the Company that the Special Warrant Certificate so countersigned has been duly issued hereunder and that the holder is entitled to the benefit hereof.  The countersignature by or on behalf of the Warrant Agent on any Special Warrant Certificate is not to be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Special Warrants or as to the performance by the Company of its obligations under this Indenture and the Warrant Agent is in no way liable or answerable for the use made of the Special Warrants or the proceeds from the issuance thereof, except as specified by this Indenture.  The countersignature by or on behalf of the Warrant Agent is, however, a representation and warranty of the Warrant Agent that the Special Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

2.9

Loss, Mutilation, Destruction or Theft of Special Warrants

In case any of the Special Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and thereupon the Warrant Agent will countersign and deliver a new Special Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Special Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Special Warrants issued hereunder.

The Special Warrantholder applying for the issue of a new Special Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company in their discretion.  The Company and the Warrant Agent may also, as a condition precedent to issuing a new Special Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.10

Exchange of Special Warrants

A Special Warrantholder may at any time prior to the Deemed Exercise Time, by written instruction delivered to the Warrant Agent at the office of the Warrant Agent set forth in Section 1.1, exchange his Special Warrant Certificates for Special Warrant Certificates evidencing Special Warrants in other denominations entitling the Special Warrantholder to acquire in the aggregate the same number of Units to which it was entitled to acquire under the Special Warrant Certificates so surrendered, in which case the Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Warrant Agent may determine for every Special Warrant Certificate issued upon exchange.  The Special Warrantholder surrendering such Special Warrant Certificate shall bear such fee and charge.  Payment of the charges is a condition precedent to the exchange of the Special Warrant Certificate.  The Company shall sign and the Warrant Agent shall countersign all Special Warrant Certificates necessary to carry out exchanges as aforesaid.

2.11

Ranking

All Special Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.12

Purchase of Special Warrants for Cancellation

Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Special Warrants in the market, by private contract or otherwise, on such terms as the Company may determine.  Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Special Warrants are then obtainable plus reasonable costs of purchase ..  The Special Warrant Certificates representing the Special Warrants purchased hereunder by the Company shall immediately following purchase, be delivered to and cancelled by the Warrant Agent and no Special Warrants shall be issued in substitution therefor.

3.

COVENANTS OF THE COMPANY

So long as any Special Warrants remain outstanding, the Company represents, warrants, covenants and agrees with the Warrant Agent for the benefit of the Warrant Agent and Special Warrantholders as follows:

3.1

To Issue Special Warrants and Reserve Common Shares

That it is duly authorized to create and issue the Special Warrants and that the Special Warrants, when issued and countersigned by the Warrant Agent, will be valid and enforceable against the Company in accordance with their terms and the terms of this Indenture and that, subject to the provisions of this Indenture, the Company shall for so long as any Special Warrants remain outstanding: (i) cause the Unit Shares and Warrants acquired pursuant to the exercise or deemed exercise of Special Warrants and the certificates representing such securities, to be duly issued and delivered in accordance with the terms of the Special Warrants and this Indenture without payment of additional consideration or further action by the Special Warrantholders; (ii) reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligations to issue the Unit Shares in respect of the exercise or deemed exercise of all Special Warrants outstanding from time to time and to issue the Warrant Shares upon exercise of the Warrants; (iii) ensure that all Unit Shares and Warrant Shares acquired pursuant to the exercise or deemed exercise of the Special Warrants shall be issued as fully paid and non-assessable and free and clear of all encumbrances arising through or under the Company; and (iv) ensure that all Warrants issued upon exercise or deemed exercise of the Special Warrants shall be duly and validly created, authorized and issued in accordance with the terms hereby.

3.2

To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3

To Carry On Business

That subject to the express provisions hereof, it shall carry on and conduct and shall cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted and in accordance with industry standards and good business practice, provided, however, that the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or any Subsidiary of the Company, as the case may be, to do so, and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent any corporate reorganization, amalgamation, consolidation, merger, sale, or take-over bid or other business combination from being completed by the Company in accordance with applicable corporate and securities laws (and none of which are contemplated by the Company at the date hereof) if, in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

3.4

Reporting Issuer

That the Company is presently a reporting issuer in each of the provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and will use its best efforts to maintain its status in such jurisdictions and in each other province in which the Company becomes a reporting issuer following the date hereof, and will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Units pursuant to the exercise of the Special Warrants.

3.5

No Breach of Constating Documents

That the issue and sale of the Special Warrants and the issue of the Unit Shares, the Warrants and any Warrant Shares do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Company or the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company or any Subsidiary is contractually bound as of the date of this Indenture.

3.6

Filing Prospectus and Related Matters

That as soon as practicable following the Closing Date, the Company shall:

(a)

use its best efforts to file the Prospectus with the Commissions and to obtain the Receipt for the Prospectus as soon as practicable after the filing of the Prospectus and, in any case, no later than the Qualification Deadline; and

(b)

if the Receipt for the Prospectus has not been issued by the Qualification Deadline, continue to use its best efforts to obtain the Receipt for the Prospectus as soon as possible thereafter.

3.7

Notices to Warrant Agent

That upon obtaining the Receipt for the Prospectus as contemplated in Section 3.6, the Company shall forthwith, and in any event not later than the first Business Day thereafter:

(a)

give written notice to the Warrant Agent and the Agents of the issuance of the Receipt for the Prospectus and the date upon which the Special Warrants will be deemed to be exercised; and

(b)

provide written confirmation to the Warrant Agent and the Agents of any adjustment that has been made pursuant to Article 4.

3.8

Securities Qualification Requirements

That if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Commissions or any other step is required under any federal or provincial law of the Designated Provinces before any securities or property which a Special Warrantholder is entitled to receive pursuant to the exercise or deemed exercise of a Special Warrant may properly and legally be delivered upon the due exercise or deemed exercise of a Special Warrant the Company covenants that it shall use its commercially reasonable best efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.9

Maintain Listing

That the Company will use its best efforts to maintain the listing of the Common Shares which are outstanding on the TSX Venture Exchange or Toronto Stock Exchange and ensure that the Unit Shares and Warrant Shares will be accepted for trading on such exchange simultaneously with or as soon as practicable following their issue.

3.10

Satisfy Covenants

That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Warrant Agent promptly in writing of any default under the terms of this Indenture.

3.11

Performance of Covenants by Warrant Agent

If the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within ten (10) Business Days after receiving notice of such failure by the Warrant Agent , the Warrant Agent may notify the Special Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it.  No such performance, expenditure or advance by the Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

3.12

Warrant Agent’s Remuneration and Expenses

The Company will pay the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ) , both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense , disbursement advance as may arise from the gross negligence, wilful misconduct or fraud of the Warrant Agent.

3.13

Trust for Special Warrantholder’s Benefit

The covenants of the Company to the Warrant Agent provided for in this Indenture shall be held in trust by the Warrant Agent for the benefit of the Special Warrantholders.

3.14

Notice to Special Warrantholders of Certain Events

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Special Warrantholders that, so long as any of the Special Warrants are outstanding, it will not:

(a)

pay any dividend payable in shares of any class to the holders of its Common Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Common Shares;

(b)

offer to the holders of its Common Shares rights to subscribe for or to purchase any Common Shares or shares of any class or any other securities, rights, warrants or options;

(c)

make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of Common Shares;

(d)

amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)

effect any subdivision, consolidation or reclassification of its Common Shares; or

(f)

liquidate, dissolve or wind-up,

unless, in each such case, the Company will have given notice, in the manner specified in Section 9.2, to each Special Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Company will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given.  The notice will also specify the date as of which the holders of Common Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be.  The notice will be given, with respect to the actions described in Sections (a), (b), (c), (d), (e) and (f) above not less than 10 days prior to the record date or the date on which the Company’s transfer books are to be closed with respect thereto.

3.15

Closure of Share Transfer Books

The Company further covenants and agrees that it will not during the period of any notice given under Section 9 close its share transfer books or take any other corporate action which might deprive the Special Warrantholders of the opportunity of exercising their Special Warrants; provided that nothing contained in this Section 3.15 will be deemed to affect the right of the Company to do or take part in any of the things referred to in Section 3.14 or to pay cash dividends on the shares of any class or clauses in its capital from time to time outstanding.

3.16

Payment of Commissions

The Company will not pay or give any commission or other remuneration within the meaning of section 3(a)(9) of the 1933 Act to any person, directly or indirectly, for soliciting the exercise of the Special Warrants.

3.17

Contractual Right of Rescission

The Company covenants with the Warrant Agent to provide a right of rescission to each Special Warrantholder as hereinafter set forth, which right shall be exercisable either by the Warrant Agent on behalf of a Special Warrantholder or by a Special Warrantholder directly.  The Company has agreed that in the event that a holder of a Special Warrants who acquires Unit Shares and Warrants is or becomes entitled under applicable Securities Laws to the remedy of rescission by reason of the Prospectus or any amendment thereto containing a misrepresentation, such holder shall, subject to available defences and any limitation period under applicable Securities Laws, be entitled to rescission not only of the holder’s exercise or deemed exercise of its Special Warrants but also of the Private Placement, and shall be entitled in connection with such rescission to a full refund from the Company of the aggregate purchase price paid on the acquisition of the Special Warrants.  In the event such holder is a permitted assignee of the interest of the original purchaser of the Special Warrant, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original purchaser. The provisions of this section are a direct contractual right extended by the Company (not the Warrant Agent) to holders of Special Warrants, permitted assignees of such holders and holders of the Unit Shares and Warrants acquired by such holders upon exercise or deemed exercise of the Special Warrants and are in addition to any other right or remedy available to a holder of a Special Warrants under section 131 of the Securities Act (British Columbia) or equivalent provisions of applicable Securities Laws, or otherwise at law.  The foregoing contractual rights of action for rescission shall be subject to the defences described under section 131 of the Securities Act (British Columbia) which is incorporated herein by reference and any other defence or defences available to the Company under applicable laws.  No action shall be commenced to enforce the foregoing rights of action for rescission more than 180 days after payment is made for the Special Warrants.

4.

ADJUSTMENT OF NUMBER OF UNITS

4.1

Adjustment of Number of Units

The rights to acquire Units in effect at any date attaching to the Special Warrants are subject to adjustment from time to time as follows:

(a)

if the Qualification Date has not occurred in a Designated Province on or before the Qualification Deadline, each Special Warrantholder in such Designated Province shall be entitled to acquire one Unit plus an additional 0.05 of a Unit per Special Warrant exercised or deemed exercised by such holder, subject to adjustment in accordance with the following provisions of this Article 4, at any time after the Qualification Deadline until the Deemed Exercise Time at no additional cost to or further action by the Special Warrantholder (the “Penalty Provision”);

(b)

if and whenever at any time from the date hereof and prior to the Deemed Exercise Time, the Company:

(i)

subdivides, re-divides or changes its outstanding Common Shares into a greater number of shares;

(ii)

consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii)

issues Common Shares or securities exchangeable for or convertible to Common Shares (“convertible securities”) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course);

(any of the above being a “Common Share Reorganization”), the number of Units issuable upon the exercise of each Special Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Units previously obtainable on the exercise of a Special Warrant by the fraction of which:

(A)

the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(B)

the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;

and the Company and Warrant Agent, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Section 4.1(b) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(b). To the extent that any convertible securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Units obtainable under each Special Warrant shall be readjusted to the number of Units that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(c)

if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (“Rights Period”), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the number of Units obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Units obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii)

the denominator of which shall be the aggregate of:

(A)

the number of Common Shares outstanding as of the record date for the Rights Offering, and

(B)

a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

(d)

if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Company shall issue or distribute to all or to substantially all of the holders of the Common Shares:

(i)

securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidence of its indebtedness; or

(ii)

any property (including cash) or other assets,

and if such issuance or distribution does not constitute Dividends paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the number of Units obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Units obtainable upon the exercise thereof in effect on such record date by a fraction:

(iii)

the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(iv)

the denominator of which shall be:

(A)

the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)

the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution;

(e)

if and whenever at any time from the date hereof and prior to the Deemed Exercise Time, there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Company other than as described in Section 4.1(b) or the triggering of a shareholders’ rights plan or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a “Capital Reorganization”, every Special Warrantholder who has not exercised its right of acquisition, as at the effective date of such Capital Reorganization is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Units obtainable under the Special Warrants to which it was previously entitled, the kind and number of Units or other securities or property of the Company that the Special Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Special Warrantholder had been the registered holder of the number of Units obtainable upon the exercise of Special Warrants then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Section 4.1.  The Company shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(e) unless all necessary steps have been taken so that the Special Warrantholders are thereafter entitled to receive such kind and number of Units, other securities or property.  The Company will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Special Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Special Warrantholder is entitled on the exercise of his acquisition rights thereafter.  An indenture entered into by the Company pursuant to the provisions of this Section 4.1(e)  is deemed a supplemental indenture entered into pursuant to the provisions of Article 7.  An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive Capital Reorganizations;

(f)

where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Special Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Units, other securities or property issuable upon the exercise or deemed exercise of the Special Warrants by reason of the adjustment required by that event.  If the Company relies on this Section 4.1(f) to defer issuing an adjusted number of Units, other securities or property to a Special Warrantholder, the Special Warrantholder has the right to receive any distributions made on the adjusted number of Units, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Special Warrantholder would but for the provisions of this Section 4.1(f), have become the holder of record of the adjusted number of Units, other securities or property;

(g)

the adjustments provided for in this Section 4.1 are cumulative.  After any adjustment pursuant to this Section 4.1, the term “Units” where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Special Warrantholder is entitled to receive upon the exercise of his Special Warrant, and the number of Units obtainable in any exercise made pursuant to a Special Warrant is interpreted to mean the number of Units or other property or securities a Special Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Special Warrant;

(h)

notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares is being made pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company;

(i)

in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company’s auditors who shall have access to all necessary records of the Company, and a determination by the Company’s auditors is binding upon the Company, the Warrant Agent, all Special Warrantholders and all other persons interested therein; and

(j)

no adjustment in the number of Units obtainable upon exercise of Special Warrants shall be made in respect of any event described in this Section 4.1, other than the events referred in clauses (i) and (ii) of Section (b) thereof, if the Special Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Special Warrantholders had exercised their Special Warrants prior to or on the effective date or record date of such event.

4.2

Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Special Warrants, including the number of Units obtainable upon the exercise or deemed exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has unissued and reserved Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Units and may validly and legally deliver all other securities or property which the Special Warrantholders are entitled to receive on the full exercise of the Special Warrants in accordance with the provisions hereof.

4.3

Certificate of Adjustment

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Special Warrantholders and the Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.4

No Action After Notice

The Company covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Special Warrant of the opportunity of exercising the Special Warrants during the period of 14 days after giving of the notice set forth in Section 4.3 hereof and 4.6 hereof.

4.5

Protection of Warrant Agent

The Warrant Agent:

(a)

is not at any time under any duty or responsibility to a Special Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(c)

is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver certificates for the Unit Shares or Warrants upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

4.6

Notice of Special Matters

The Company covenants with the Warrant Agent that so long as any Special Warrants remain outstanding it will give 14 days’ prior written notice in the manner provided for in Article 9 to the Warrant Agent, each Special Warrantholder and to the Agents of any event which requires an adjustment to the subscription rights attaching to any of the Special Warrants pursuant to this Article 4.  The Company covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article 9.  The Company further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Company with the Warrant Agent showing how such adjustment shall be computed.

5.

EXERCISE AND CANCELLATION OF SPECIAL WARRANTS

5.1

Notice of Deemed Exercise to Special Warrantholders

Upon receipt of notice from the Company in accordance with Section 3.7, the Warrant Agent shall give written notice, in the form to be provided by the Company to the Warrant Agent, to each holder of a Special Warrant concurrently with delivery of the certificates representing the Units Shares and Warrants in accordance with Section 5.3, which notice will include a statement that any Special Warrants not exercised prior to the Deemed Exercise Time will be deemed to be exercised pursuant to Section 5.3.

5.2

Voluntary Exercise of Special Warrants

(a)

A Special Warrantholder may, at any time before the Deemed Exercise Time, exercise all or any number of the Special Warrants outstanding which are then held by the Special Warrantholder, by, in the case of a Special Warrant Certificate, duly completing and executing exercise form(s) in the form attached as Appendix 1 to the Warrant Certificate(s) (the “Exercise Form”), in accordance with the instructions attached as Appendix 4 to the Special Warrant Certificate, which form may be amended by the Company with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Company and the Warrant Agent, which may be based on the advice of counsel, materially and adversely affect the rights, entitlements and interests of the Special Warrantholders, and deliver such certificate(s) and the executed Exercise Form to the Warrant Agent. The Special Warrants represented by a Special Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Form or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(b)

Voluntary exercise, at a time when the Company has not received the Receipt for the Prospectus or the Company has received the Receipt but the Prospectus has not been delivered to the Special Warrantholder, is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and applicable states thereof and is further subject to the Special Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Warrant Agent, be required to ensure compliance with applicable securities legislation.  If, at the time of the voluntary exercise of the Special Warrants pursuant to this Section 5.2, there remain restrictions on resale under applicable securities legislation on the Units so acquired, the Company, may, if required on the advice of counsel, endorse the certificates representing the Unit Shares, the Warrants and, if applicable, the Warrant Shares with respect to those restrictions.

(c)

A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Special Warrants in the book entry registration system who desires to voluntarily exercise his or her Special Warrants pursuant to this Section 5.2 must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Special Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Special Warrants (as applicable, a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system. A beneficial owner of Special Warrants issued in uncertificated form who desires to voluntarily exercise his or her Special Warrants pursuant to this Section 5.2 must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Special Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Special Warrants (as applicable, a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including CDSX.  An electronic exercise of the Special Warrants  initiated by the Book Entry Only Participant through a book based registration system, including CDSX, shall constitute a representation to both the Company and the Warrant Agent that the beneficial owner at the time of exercise of such Special Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Special Warrants on behalf of a U.S. Person or a Person in the United States; and (c) did not execute or deliver the notice of the owner’s intention to exercise such Special Warrants in the United States.  If the Book Entry Only Participant  is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Special Warrants, then such Special Warrants shall be withdrawn from the a book based registration system, including CDSX by the Book Entry Only Participant and an individually registered Special Warrant Certificate shall be issued by the Warrant Agent to such beneficial owner or Book Entry Only Participant  and the exercise procedures set forth in Section 5.2(d) shall be followed.

(d)

A notice in form acceptable to the Book Entry Only Participant from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice to the Depository and for the Depository in turn to deliver notice t to the Warrant Agent prior to Deemed Exercise Time. The Depository will initiate the exercise by way of the Confirmation and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Units to which the exercising Warrantholder is entitled pursuant to the exercise.  Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Special Warrants and/or the Book Entry Only Participant exercising the Special Warrants on its behalf.

(e)

By causing a Book Entry Only Participant to deliver notice to the Depository, a Special Warrantholder shall be deemed to have irrevocably surrendered his or her Special Warrants so voluntarily exercised and appointed such Book Entry Only Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Units in connection with the obligations arising from such voluntary exercise.

(f)

Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Special Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Company or Warrant Agent to the Book Entry Only Participant or the Special Warrantholder.

(g)

Any exercise form or Exercise Form referred to in this Section 5.2 shall be signed by the registered Special Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Special Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(h)

Special Warrants may only be voluntarily exercised pursuant to this Section 5.2 by or on behalf of a registered Special Warrantholder, as applicable, who makes the certifications set forth on the Exercise Form.

(i)

If the form of Exercise Form set forth in the Special Warrant Certificate shall have been amended, the Company shall cause the amended Exercise Form to be forwarded to all Special Warrantholders.

(j)

Exercise Forms and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Deemed Exercise Time.

(k)

Any Special Warrant with respect to which a Confirmation is not received by the Warrant Agent before the Deemed Exercise Time shall be deemed to have expired and become void and all rights with respect to such Special Warrants shall terminate and be cancelled.

(l)

Within five Business Days after the date of exercise of a Special Warrant, the Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Special Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons a certificate or certificates for the appropriate number of Unit Shares and Warrants subscribed for, or any other appropriate evidence of the issuance of Unit Shares and Warrants to such person or persons in respect of Unit Shares and Warrants issued under the book entry  registration system.

5.3

Deemed Exercise of Special Warrants

All Special Warrants not exercised by the Special Warrantholder pursuant to Section 5.2 prior to the Deemed Exercise Time will be deemed to have been exercised immediately prior to the Deemed Exercise Time and surrendered by the Special Warrantholders without any further action on the part of the Special Warrantholder.  In that event, the Warrant Agent shall, (i) in respect of the CDS Global Warrants, deliver within three Business Days, in uncertificated form to CDS through the book entry registration system, the Unit Shares and the Warrants issued upon deemed exercise of the Special Warrants; and (ii) in respect of the Special Warrant Certificates, mail within three Business Days in certified form, the Unit Shares and Warrants issued upon deemed exercise of the Special Warrants, registered in the name of the Special Warrantholders, to the addresses of the Special Warrantholders as specified in the register for the Special Warrants or to such address as the Special Warrantholder may specify in writing to the Warrant Agent.

5.4

Effect of Exercise of Special Warrants

Upon the exercise or deemed exercise of the Special Warrants, each Special Warrantholder is, at that time, deemed to have become the holder or holders of record of the Unit Shares and the Warrants, in respect of which such Special Warrantholder’s Special Warrants are exercised or are deemed to have been exercised, unless the transfer registers of the Company shall be closed by law on such date, in which case the Unit Shares and the Warrants acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Unit Shares and Warrants on the date on which such transfer registers are next reopened.

5.5

Partial Exercise

Any Special Warrantholder may acquire a number of Units less than the number of Units which the holder is entitled to acquire pursuant to the surrendered Special Warrant Certificate(s).  In the event of any exercise of a number of Special Warrants less than the number which the holder is entitled to exercise pursuant to the surrendered Special Warrant Certificates, the Special Warrantholder upon such exercise shall, in addition to the number of Units acquired pursuant to the Special Warrants exercised, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) in respect of the balance of the Special Warrants represented by the surrendered Special Warrant Certificate(s) and which were not then exercised.

5.6

Special Warrants Void After Exercise Time

After the exercise or deemed exercise of a Special Warrant as provided in this Section, the holder of a Special Warrant Certificate representing the Special Warrant so exercised no longer has any rights either under this Indenture or the Special Warrant Certificate, other than, the right to receive certificates representing the Unit Shares and the Warrants, and the Special Warrant is void and of no value or effect.

5.7

Fractions of Units

(a)

Where a Special Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Special Warrants a fraction of a Unit, such right may only be exercised in respect of such fraction in combination with another Special Warrant or other Special Warrants which in the aggregate entitle the Special Warrantholder to receive a whole number of Unit Shares and Warrants; and

(b)

If a Special Warrantholder is not able to, or elects not to, combine Special Warrants so as to be entitled to acquire a whole number of Units, the Special Warrantholder may not exercise the right to acquire a fractional Unit, and, as a result, has the right to acquire only that number of Units equal to the next lowest whole number of Units and no cash will be paid in lieu of any fractional Unit Shares or Warrants.

5.8

Accounting and Recording

The Warrant Agent shall promptly notify the Company with respect to Special Warrants exercised.  The Warrant Agent shall record the particulars of the Special Warrants exercised which include the name or names and addresses of the persons who become holders of Unit Shares and Warrants on exercise pursuant to this Article 5 and the number of Unit Shares and Warrants issued.  Within three Business Days of the exercise of each Special Warrant pursuant to Section 5.2, the Warrant Agent shall provide those particulars in writing to the Company.

5.9

Legending of Special Warrant Certificates and Underlying Securities

(a)

The Special Warrants, Units, Unit Shares and Warrants have not been, and will not be, registered under the 1933 Act or applicable securities laws of any state of the United States. Each Special Warrant Certificate and each certificate representing the Unit Shares and Warrants originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and each Special Warrant Certificate and each certificate representing the Unit Shares and Warrants issued in exchange therefor or in substitution thereof, shall bear the following additional legend (the “ U.S. Legend ”) until such time as the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY [AND IF A SPECIAL WARRANT OR WARRANT: AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ESPERANZA RESOURCES CORP. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

[FOR UNIT SHARES ADD:] THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if the Special Warrants, Unit, or Unit Shares are being sold outside of the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act, the U.S. Legend may be removed by providing a declaration to the Warrant Agent for the Special Warrants or transfer agent for the Unit Shares , as the case may be in the form set out in Appendix 3 attached to the Special Warrant Certificate (or as the Company may prescribe from time to time) and, if requested by the Company, the Warrant Agent or the transfer agent, an opinion of counsel of recognized standing in form and substance satisfactory to the Company, the Warrant Agent and the transfer agent, as applicable, to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Special Warrants, Units, or Unit Shares if any, are being sold otherwise than in accordance with Regulation S and other than to the Company , the legend may be removed by delivery to the registrar and transfer agent and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company and the registrar and transfer agent of the Company , that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws; and

further provided that U.S. Legend may be removed from certificates representing any Warrants in accordance with the terms and conditions set forth in the indenture governing the Warrants.

(b)

Each Special Warrant Certificate and each certificate representing Warrants originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall also bear the following legend:

“THESE [SPECIAL WARRANTS/WARRANTS] MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE [SPECIAL WARRANTS/WARRANTS] AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE [SPECIAL WARRANTS/WARRANTS] HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

(c)

All Special Warrant Certificates and all certificates issued in exchange therefor or in substitution thereof will have the following additional legends endorsed thereon:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [FOUR MONTHS AND ONE DAY AFTER THE ORIGINAL DATE OF ISSUANCE OF SPECIAL WARRANT(S)].”,

and, if applicable in accordance with the policies of the TSX Venture Exchange:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [FOUR MONTHS AND ONE DAY AFTER THE ORIGINAL DATE OF ISSUANCE OF SPECIAL WARRANT(S)].”

5.10

Issuance of Units

All certificates issued for the Unit Shares and the Warrants (and Warrant Shares, if applicable) prior to the earlier of the Qualification Date and the date which is four months and one day after the original date of issuance of Special Warrants  (and all certificates issued in exchange therefore or in substitution thereof, as applicable) will have the following legends endorsed thereon:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [FOUR MONTHS AND ONE DAY AFTER THE ORIGINAL DATE OF ISSUANCE OF SPECIAL WARRANT(S)].”,

and, if applicable in accordance with the policies of the TSX Venture Exchange:

 “WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT [FOUR MONTHS AND ONE DAY AFTER THE ORIGINAL DATE OF ISSUANCE OF SPECIAL WARRANT(S)].”

In addition, all certificates representing Unit Shares and Warrants (and Warrant Shares) issued to U.S. Persons or persons in the United States will be endorsed with the legend(s) required by Section 5.9(a) and/or (b).

5.11

Securities Restrictions

Notwithstanding anything herein contained, in the event that the Special Warrants are exercised pursuant to and in accordance with the provisions of Section 5.2 prior to the issuance of a Receipt for the Prospectus by the Commissions, the certificates representing the Unit Shares and the Warrants thereby issued will bear such legends as may, in the opinion of counsel to the Company, acting reasonably, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid violation of such laws, or the holder of any such legended certificates representing the Unit Shares and the Warrants, as the case may be, at the holder’s expense, provides the Company and the registrar and transfer agent of the Common Shares with evidence satisfactory in form and substance to the Company and the registrar and transfer agent of the Common Shares (which may include an opinion of counsel satisfactory to the Company and the registrar and transfer agent of the Common Shares) to the effect that such holder is entitled to sell or otherwise transfer such Unit Shares and/or Warrants in a transaction in which such legends are not required, such legended certificates representing Units may thereafter be surrendered to the Warrant Agent in exchange for certificates which does not bear such legend.

6.

MEETINGS OF SPECIAL WARRANTHOLDERS

6.1

Definitions

In this Article 6 or otherwise in this Indenture:

(a)

“Adjourned Meeting” means a meeting adjourned in accordance with Section 6.8;

(b)

“Extraordinary Resolution” means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

(c)

“Meeting” means a meeting of the Special Warrantholders in respect of any resolution including an Extraordinary Resolution.

6.2

Convening Meetings

The Warrant Agent or the Company may convene a Meeting at any time at the expense of the Company.  Upon receipt of a written requisition signed in one or more counterparts by Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants, the Warrant Agent or the Company shall convene a Meeting, provided that in the case of the Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Company or the Special Warrantholders for the costs of convening and holding a Meeting.  If the Warrant Agent or the Company fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants may themselves convene a Meeting, the notice for which must be signed by a person that those Special Warrantholders specify, provided that the Warrant Agent and Company receive notice of the Meeting in accordance with Section 6.4.  A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3

Place of Meeting

Every Meeting must be held in Vancouver, British Columbia or at such other place that the Warrant Agent and Company approve.

6.4

Notice

The Warrant Agent or the Company, as the case may be, shall give written notice of each Meeting to each Special Warrantholder, the Warrant Agent (unless the Meeting has been called by the Warrant Agent) the Agents and the Company (unless the Meeting has been called by the Company) in the manner specified in Article 9 at least 15 days before the date of the Meeting.  The Warrant Agent shall give written notice of each Adjourned Meeting to each Special Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting.  The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Special Warrantholders regarding the business to be transacted at the Meeting.  The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting.  The accidental omission by the Warrant Agent or the Company, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Special Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5

Persons Entitled to Attend

The Company and the Agents may and the Warrant Agent shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company, the Agents nor the Warrant Agent has the right to vote.  The legal advisors of the Company, the Agents, the Warrant Agent, and any Special Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Special Warrantholder.

6.6

Quorum

Subject to the provisions of Section 6.18, a quorum for a Meeting shall consist of two or more persons present in person and owning or representing by proxy , not less than 25% of the aggregate number of the then outstanding Special Warrants.

6.7

Chairman

The Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting.  If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Special Warrantholders and proxies for Special Warrantholders present shall choose one of their number to be chairman ..  The chairman may vote any Special Warrants for which he or she is the registered holder.

6.8

Power to Adjourn

The chairman of any Meeting at which a quorum of the Special Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting ..  Notice of such adjournment will be given in accordance with Section 6.4 with such other requirements, if any, as the Meeting may prescribe.

6.9

Adjourned Meeting

If a quorum of the Special Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman ..  The Warrant Agent shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Special Warrantholder and the Company.  At an Adjourned Meeting, two or more Special Warrantholders or persons representing Special Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.10

Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands.  If the vote is tied, the chairman does not have a casting vote and the motion will not be carried.  On a show of hands, each Special Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote for every Special Warrant then outstanding of which such Special Warrantholder is the registered owner.

6.11

Poll

When requested by a Special Warrantholder acting in person or by the proxy representing the Special Warrantholder, and on every Extraordinary Resolution, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting.  Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll.  If the vote is tied, the motion shall not be carried.  On a poll, each Special Warrantholder or person representing a Special Warrantholder shall be entitled to one vote for every Special Warrant of which he is the registered holder.  A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof.  In the case of joint registered Special Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Special Warrants of which they are joint registered holders.

6.12

Regulations

Subject to the provisions of this Indenture, the Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)

setting a record date for a Meeting for determining Special Warrantholders entitled to receive notice of and vote at a Meeting;

(b)

voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Special Warrantholder;

(c)

lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d)

the form of the instrument of proxy; and

(e)

any other matter relating to the conduct of a meeting of Special Warrantholders.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid.  The Warrant Agent may permit Special Warrantholders to make proof of ownership in the manner the Warrant Agent approves.

6.13

Powers of Special Warrantholders

By Extraordinary Resolution passed pursuant to this Article 6, the Special Warrantholders may:

(a)

agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Special Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Warrant Agent in its capacity as agent hereunder or on behalf of the Special Warrantholders against the Company, which has been agreed to by the Company;

(b)

direct and authorize the Warrant Agent to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(c)

direct the Warrant Agent to enforce any covenant or obligation on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provision of this Indenture either unconditionally or upon any conditions specified in such resolution ;

(d)

assent to any change in or omission from the provisions contained in this Indenture or the Special Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(e)

without limiting the generality of Sections 6.13(a) and (d), assent to an extension of time thereunder;

(f)

with the consent of the Company, remove the Warrant Agent or its successor in office and to appoint a new registrar and agent to take the place of the Warrant Agent so removed;

(g)

upon the Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Warrant Agent to enforce any covenant of the Company contained in this Indenture or the Special Warrant Certificates, or to enforce any right of the Special Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(h)

restrain any Special Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Special Warrantholders as set out in this Indenture or the Special Warrant Certificates;

(i)

direct a Special Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith;

(j)

waive and direct the Warrant Agent to waive a default by the Company in complying with any of the provisions of this Indenture or the Special Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(k)

assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; or

(l)

amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.

6.14

Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Special Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15

Minutes of Meetings

The Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Warrant Agent for inspection by a Special Warrantholder or his authorized representative and the Agents at reasonable times.  If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16

Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Special Warrantholders holding not less than a majority of the Special Warrants outstanding in the case of an ordinary  resolution, or not less than 2/3 of the Special Warrants outstanding in the case of a Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17

Binding Effect

A resolution of the Special Warrantholders passed pursuant to this Article 6 is binding upon all Special Warrantholders.  Upon the passing of a Special Warrantholder’s resolution at a meeting of the Special Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Special Warrantholders, the Warrant Agent is entitled to and shall give effect thereto.

6.18

Holdings by the Company or Subsidiaries of the Company Disregarded

In determining whether Special Warrantholders holding Special Warrants evidencing the required number of Common Shares which may be acquired pursuant to the exercise of the Special Warrants are present at a meeting of Special Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Indenture, Special Warrants owned legally or beneficially by the Company or any subsidiary of the Company shall be disregarded.

6.19

Company, Warrant Agent and Agents May be Represented

The Company, the Warrant Agent and the Agents, by their respective directors, officers and employees and counsel to the Company, the Warrant Agent and the Agents, may attend any Meeting, but shall have no vote as such unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder.

7.

SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1

Provision for Supplemental Indentures for Certain Purposes

From time to time the Company shall, when authorized by the directors of the Company, and the Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Warrant Agent are necessary or advisable, provided the same are not, in the opinion of counsel to the Warrant Agent prejudicial to the interests of the Special Warrantholders;

(b)

adding to the covenants of the Company in this Indenture for the protection of the Special Warrantholders;

(c)

evidencing any succession (or successive successions), of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)

setting forth any adjustments resulting from the application of the provisions of Article 4;

(e)

providing for the issuance of additional Special Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of counsel;

(f)

making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of counsel to the Warrant Agent, prejudicial to the interests of the Special Warrantholders;

(g)

giving effect to an Extraordinary Resolution;

(h)

to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the counsel to the Warrant Agent, the rights of the Special Warrantholders are not prejudiced thereby;

(i)

adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates of different denominations, and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof; or

(j)

for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion of counsel to the Warrant Agent, the rights of the Special Warrantholders are in no way prejudiced thereby.

7.2

Company May Consolidate, etc. on Certain Terms

Subject to Section 4.1(e), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same , provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made , or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Special Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer , an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer , and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3

Successor Body Corporate Substituted

Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all of substantially all of the properties and assets of the Company as an entirety to another body corporate , the successor body corporate formed by such consolidation , amalgamation , arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein ..   Such changes may be made in the Special Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

8.

CONCERNING THE WARRANT AGENT

8.1

Duties of Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Special Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against any liability for its own gross negligence, wilful misconduct or fraud.

8.2

Action by Warrant Agent

The Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3

Certificate of the Company

If in the administration of the trusts of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Warrant Agent may accept and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

8.4

Warrant Agent May Employ Experts

The Warrant Agent may, at the Company’s expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them.  The Company shall reimburse the Warrant Agent for all disbursements, costs and expenses made or incurred by the Warrant Agent in the discharge of its duties and in the management of the trusts hereunder.  The Warrant Agent may rely upon and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof.  The Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Warrant Agent in good faith.

8.5

Resignation and Replacement of Warrant Agent

(a)

The Warrant Agent may resign its trust and be discharged from all further obligations hereunder by giving to the Company and the Special Warrantholders written notice at least 60 days or such shorter time period if acceptable to the Warrant Agent, the Company and the Special Warrantholders, before the effective date of the resignation.  If the Warrant Agent resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new agent.  Failing such appointment by the Company or by the Special Warrantholders by Extraordinary Resolution, the retiring Warrant Agent or any Special Warrantholder may apply to a Judge of the Supreme Court of British Columbia on such notice as such Judge may direct, for the appointment of a new agent.  The Special Warrantholders may, by Extraordinary Resolution, remove the Warrant Agent (including an agent appointed by the Company or by a Judge as aforesaid) and appoint a new agent.  On any new appointment, the new agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent without any further assurance, conveyance, act or deed.  If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall execute the same in favour of the new agent.

(b)

Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Warrant Agent for the time being is a party shall be the successor Warrant Agent under this Indenture without any further act.

8.6

Indenture Legislation

The Company and the Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation.  If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7

Notice

The Warrant Agent is not required to give notice to third parties, including the Special Warrantholders, of the execution of this Indenture.

8.8

Use of Proceeds

The Warrant Agent is in no way responsible for the use by the Company of the proceeds of the issue hereunder.

8.9

No Inquiries

In the exercise of any right or duty hereunder the Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent, if such evidence complies with Applicable Legislation and the Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture.  The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.  The Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Company of the Company’s covenants hereunder.

8.10

Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrantholders.

8.11

Warrant Agent Not Required to Give Security

The Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.12

No Conflict of Interest

The Warrant Agent represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Warrant Agent as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.  The Warrant Agent shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.13

Warrant Agent Not Ordinarily Bound

No provision of this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.  The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Special Warrantholders hereunder, is conditional upon Special Warrantholders furnishing, when required in writing so to do by the Warrant Agent, an indemnity reasonably satisfactory to the Warrant Agent, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against any loss, damage or liability by reason thereof.

8.14

Warrant Agent May Deal in Instruments

The Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.15

Recitals or Statements of Fact Made by Company

Except for the representations contained in Sections 8.12 and 8.19 subject to the provisions hereof, the Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Special Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.16

Warrant Agent’s Discretion Absolute

The Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.17

No Representations as to Validity

The Warrant Agent is not:

(a)

under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.4(a) and 2.8 hereof) in respect of the validity or the execution of any Special Warrant Certificate;

(b)

responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any Special Warrant Certificate; or

(c)

by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Indenture or in any Special Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable.  The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Company and not upon the Warrant Agent and the failure of the Company to discharge any such duty and responsibility does not in any way render the Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.18

Acceptance of Trusts

The Warrant Agent hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.19

Warrant Agent’s Authority to Carry on Business

The Warrant Agent represents to the Company that at the date hereof it is authorized to carry on the business of a trust company in British Columbia.  If, notwithstanding the provisions of this Section 8.19, it ceases to be authorized to carry on such business in British Columbia, the validity and enforceability of this Indenture and of the Special Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Warrant Agent shall, within 30 days after ceasing to be authorized to carry on such business in British Columbia, either become so authorized or resign in the manner and with the effect specified in Section 8.5.

8.20

Indemnification of Warrant Agent

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the gross negligence, wilful misconduct or fraud of the Warrant Agent.  This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture.  The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.21

Performance of Covenants by Warrant Agent

If the Company fails to perform any of its covenants contained in this Indenture, then the Company will notify the Warrant Agent in writing of such failure and upon receipt by the Warrant Agent of such notice, the Warrant Agent will notify the Special Warrantholders of such failure on the part of the Company and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it.  All sums expended or disbursed by the Warrant Agent in so doing shall be reimbursed as provided in Section 3.12 ..  No such performance, expenditure or disbursement by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

8.22

Third Party Interests

Each party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

8.23

Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

9.

NOTICES

9.1

Notice to Company, Warrant Agent and Agents

Any notice to the Company, Warrant Agent or Agents under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or sent by telecopier:

(a)

to the Company at:

Esperanza Resources Corp. Suite 501, 543 Granville Street Vancouver, BC V6C 1X8	Attention: President Telecopier: 604-688-1157

with a copy to (which shall not constitute notice):

Blake Cassels & Graydon LLP Suite 2600, 595 Burrard Street Vancouver, BC V7X 1L3	Attention: Bob Wooder Telecopier: 604-631-3309

(b)

to the Warrant Agent at:

Computershare Trust Company of Canada 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9	Attention: Manager, Corporate Trust Telecopier: 604-661-9403

(c)

to the Agents at (which shall not constitute notice):

Cormark Securities Inc. 200 Bay Street, Suite 2800 Royal Bank Plaza, South Tower Toronto, ON M5J 2J	Attention: Darren Wallace Telecopier: 416-943-6496

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, ON M5H 3C2	Attention: Chad Accursi Telecopier: 416-642-7131

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the fifth Business Day following the date of the postmark on such notice and, if sent by facsimile, be deemed to have been given and received on the day it was so sent unless it was sent:

(a)

on a day which is not a business day in the place to which it was sent; or

(b)

after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a business day in the place to which it was sent.

The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in this Section 9.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 9.1, by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.

9.2

Notice to Special Warrantholders

Any notice to the Special Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Special Warrantholder at its address appearing on the register of Special Warrants kept by the Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the fifth Business Day following the date of the postmark on such notice.

If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Special Warrantholders by the Warrant Agent or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if published once (i) in the national edition of The Globe & Mail newspaper; and (ii) in such other place or places and manner, if any, as the Warrant Agent may require. Any notice given to Special Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

A copy of any notice provided to the Special Warrantholders shall be concurrently provided to the Agents in the manner specified in Section 9.1.

10.

POWER OF BOARD OF DIRECTORS

10.1

Board of Directors

In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

11.

MISCELLANEOUS PROVISIONS

11.1

Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2

Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3

No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party.  Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4

Waiver of Default

Notwithstanding Section 11.3 above, upon the happening of any default hereunder:

(a)

the holders of not less than 51% of the Special Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)

the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent’s opinion, relying on the opinion of legal counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Special Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

11.5

Immunity of Shareholders

Subject to the contractual right of action given by the Company to the Special Warrantholders in the subscription agreements, Section 3.7 herein and to be contained in the Prospectus, and subject to any other rights or remedies available to the Special Warrantholders under applicable securities legislation or otherwise, the Warrant Agent and, by the acceptance of the Special Warrant Certificate and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company or of any successor corporation on any covenant, agreement, representation or warranty by the Company contained herein or in the Special Warrant Certificates.

11.6

Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or of any successor corporation or any of the past, present or future officers, employees or agents of the Company or of any successor corporation, but only the property of the Company or of any successor corporation shall be bound in respect hereof.

11.7

Suits by Special Warrantholders

(a)

No Special Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Special Warrantholders by Extraordinary Resolution have made a request to the Warrant Agent and the Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Special Warrantholders or any or them have furnished to the Warrant Agent, when so requested by the Warrant Agent sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Warrant Agent has failed to act within a reasonable time or the Warrant Agent has failed to actively pursue any such act or proceeding.

(b)

Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Special Warrantholder by the terms of a Special Warrant may be enforced by such Special Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrantholders from time to time.

11.8

SEC Reporting Status

The Company confirms that it has either (i) a class of securities registered pursuant to Section 12 of the 1934 Act; or (ii) a reporting obligation pursuant to Section 15(d) of the 1934 Act, and has provided the Warrant Agent with an officers’ certificate (in a form provided by the Warrant Agent certifying such reporting obligation and other information as requested by the Warrant Agent. The Company covenants that in the event that any such registration or reporting obligation shall be terminated by the Company in accordance with the 1934 Act, the Company shall promptly notify the Warrant Agent of such termination and such other information as the Warrant Agent may require at the time.  The Company acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

11.9

Force Majeure

Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).   Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.10

Privacy Matters

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture.  Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.  Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

11.11

Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

11.12

Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

11.13

Satisfaction and Discharge of Indenture

Upon the earlier of:

(a)

the date by which there shall have been delivered to the Warrant Agent for exercise, cancellation or destruction all Special Warrants theretofore certified hereunder; or

(b)

the Deemed Exercise Date,

and if all certificates required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture (except for any indemnities given to the Warrant Agent) shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

11.14

Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders

Nothing in this Indenture or the Special Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Special Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

11.15

Further Assurances

Each of the parties hereto, including the Company, subject to Applicable Legislation, shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Indenture in accordance with their true intent.

11.16

Formal Date and Effective Date

For the purpose of convenience this Indenture is referred to as bearing the formal date of May 24, 2012, however notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Special Warrantholder upon the date of issuance of a Special Warrant Certificate to such Special Warrantholder.

[remainder of this page intentionally left blank]

ESPERANZA RESOURCES CORP.

Per:

(signed) “Greg Smith”

Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

(signed) “Karl Burgess”

Authorized Signatory

Per:

(signed) “Jennifer Wong”

Authorized Signatory

SCHEDULE “A”

FORM OF SPECIAL WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [FOUR MONTHS AND ONE DAY AFTER THE ORIGINAL DATE OF ISSUANCE OF SPECIAL WARRANT(S)].

[IF APPLICABLE:] [WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [FOUR MONTHS AND ONE DAY AFTER THE ORIGINAL DATE OF ISSUANCE OF SPECIAL WARRANT(S)].

[NOTE: THE LEGENDS BELOW NEED ONLY BE ENDORSED ON THE SPECIAL WARRANT CERTIFICATES ISSUED TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.]

[THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ESPERANZA RESOURCES CORP. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

THESE SPECIAL WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SPECIAL WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SPECIAL WARRANTS HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.]

SPECIAL WARRANT CERTIFICATE

ESPERANZA RESOURCES CORP.
(amalgamated under the laws of British Columbia)

No. SW- [CUSIP: ●]	SPECIAL WARRANTS entitling the holder to acquire one Unit for each Special Warrant, subject to adjustment as set out below

THIS IS TO CERTIFY that, for value received,  (the “Special Warrantholder”) is the registered holder of the number of special warrants (the “Special Warrants”) stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below), the number of units (the “Units”) of Esperanza Resources Corp. (the “Company”) as is equal to the number of Special Warrants represented hereby (subject to adjustment as set out below and in the Indenture), all without payment of any consideration in addition to that paid for the Special Warrants represented hereby.  Each Unit is comprised of one common share (a “Unit Share”) of the Company and one-half of one transferrable common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the holder thereof to acquire one Share (a “Warrant Share”) at an exercise price of $1.80 for a period of five years from May 24, 2012.

The Special Warrants represented by this certificate are issued under and pursuant to a certain indenture (the “Indenture”) made as of May 24, 2012 between the Company and Computershare Trust Company of Canada (the “Warrant Agent”) (which expression includes any successor agent appointed under the Indenture), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which such Special Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Special Warrants by acceptance hereof assents.  All terms defined in the Indenture are used herein as so defined.  In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Special Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail.  The Company will furnish to the holder of this Special Warrant Certificate, upon request and without charge, a copy of the Indenture.

The Special Warrants represented by this Special Warrant Certificate are only exercisable on or prior to 4:59 p.m. ( Vancouver time) on the earlier of:

(i)

the third Business Day after the date on which a final receipt (the “Receipt”) for a final short form prospectus qualifying the distribution of the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants (the “Prospectus”) has been issued by the securities commissions or similar regulatory authority (the “Commissions”) in each of the provinces of Canada, except Quebec (the “Designated Provinces”); and

(ii)

September 25, 2012,

(the “Deemed Exercise Time”).

If any Special Warrants have not been voluntarily exercised by the holders thereof prior to the Deemed Exercise Time, then such Special Warrants will be deemed to have been exercised, delivered and surrendered by the holder thereof immediately prior to the Deemed Exercise Time without any payment of additional consideration or further action on the part of the holder.

The Company will use its best efforts to obtain the Receipt for the Prospectus on or before 4:59 pm. (Vancouver time) on August 7, 2012 (the “Qualification Deadline”).

If the Receipt has not been obtained in each of the Designated Provinces on or before the Qualification Deadline, each Special Warrantholder in such Designated Provinces shall be entitled, upon exercise or deemed exercise, to acquire 1.05 Units per Special Warrant exercised or deemed exercised by such Special Warrantholder, subject to adjustment in accordance with the provisions of the Indenture.

The holder of this Special Warrant Certificate may, at any time before the Deemed Exercise Time, exercise all or any number of the Special Warrants represented hereby, by surrendering to the Warrant Agent a Special Warrant Certificate or Special Warrant Certificates representing the number of Special Warrants to be exercised, together with the duly completed and executed exercise form attached as Appendix 1 hereto in accordance with the instructions contained in Appendix 4 attached hereto.  If the Special Warrants represented by this Special Warrant Certificate are exercised by the holder prior to the Deemed Exercise Time, the Unit Shares and Warrants issued upon exercise thereof shall be subject to hold periods under applicable securities legislation and the certificates representing such securities will be endorsed with legends to that effect.

The Unit Shares and Warrants in respect of which the Special Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time each Special Warrantholder will be deemed to have become the holder of record of such Unit Shares and Warrants.

After the exercise or deemed exercise of Special Warrants, the Warrant Agent shall within three Business Days of such exercise or deemed exercise cause to be mailed or delivered to each Special Warrantholder at its address specified in the register for the Special Warrants maintained by the Warrant Agent, certificates for the appropriate number of Unit Shares and Warrants issuable in respect of such Special Warrants, not exceeding those which such Special Warrantholder is entitled to acquire pursuant to the Special Warrants so exercised.  If the holder of this Special Warrant Certificate exercises some but not all of the Special Warrants represented hereby, he or she will be entitled to receive, without charge, a new Special Warrant Certificate representing the unexercised number of the Special Warrants represented hereby.

The holder of this Special Warrant Certificate may at any time up to the Deemed Exercise Time, upon written instruction delivered to the Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Special Warrant Certificate for other Special Warrant Certificates evidencing Special Warrants entitling the holder to acquire in the aggregate the same number of Units as may be acquired under this Special Warrant Certificate.

The number of Units which may be acquired by a Special Warrantholder upon exercise of Special Warrants, are also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Company.

The holding of the Special Warrants evidenced by this Special Warrant Certificate does not constitute the Special Warrantholder a shareholder of the Company or entitle such holder to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

The Special Warrants may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed) on the register kept at the office of the Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, by delivering to the Warrant Agent’s Vancouver office a duly executed Form of Transfer attached as Appendix 2 hereto and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent.

The holder understands and acknowledges that the Special Warrants, the Units issuable hereunder, the Unit Shares and Warrants comprising the Units, and the Warrant Shares issuable upon exercise of the Warrants (together, the “Securities”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or under the securities laws of any state of the United States, and that Special Warrants originally issued in the United States or to, or for the account or benefit of, a person in the United States or a U.S. person are, and any Securities issued upon exercise of such Special Warrants will be, “restricted securities” within the meaning of Rule 144(a)(3) of the 1933 Act.  “United States” and “U.S. person” have the respective meanings assigned in Regulation S (“Regulation S”) under the 1933 Act.

The holder understands that the Special Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a U.S. person or a person in the United States, and the Securities issuable upon exercise of such Special Warrants may not be delivered within the United States, unless such Securities are registered under the 1933 Act and the securities laws of any state in which the holder is resident, or unless an exemption from such registration requirements is available.

The holder understands that, until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing Securities which are “restricted securities”, and all certificates issued in exchange therefor or in substitution thereof, will bear a U.S. restrictive legend substantially in the form prescribed by section 5.9 of the Indenture; provided that if the Special Warrants or the Unit Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, such legend may be removed by providing an executed declaration to the Warrant Agent or, with respect to Unit Shares, the Company’s registrar and transfer agent, in substantially the form set forth as Appendix 3 attached to this Special Warrant Certificate (or in such other form as the Company may prescribe from time to time) and, if requested by the Company, the Warrant Agent or the transfer agent (as the case may be), an opinion of counsel of recognized standing in form and substance satisfactory to the Company, the Warrant Agent and the transfer agent (as applicable) to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Securities are being sold otherwise than in accordance with Regulation S and other than to the Company, the legend may be removed by delivery to the Company and the transfer agent of an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, the Warrant Agent and the transfer agent (as applicable), to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws; and further provided that such legend may be removed from certificates representing any Warrants in accordance with the terms and conditions set forth in the indenture governing the Warrants.

This Special Warrant Certificate shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

After the exercise or deemed exercise of any of the Special Warrants represented by this Special Warrant Certificate, the Special Warrantholder shall no longer have any rights under either the Indenture or this Special Warrant Certificate with respect to such Special Warrants, other than the right to receive certificates representing the Shares issuable on the exercise of those Special Warrants, and those Special Warrants shall be void and of no further value or effect.

The Indenture contains provisions making binding upon all Special Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Special Warrantholders holding a specified percentage of the Special Warrants.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be executed and the Warrant Agent has caused this Special Warrant Certificate to be countersigned by its duly authorized officers as of this ___ day of __________, 2012.

ESPERANZA RESOURCES CORP.

Per:

Authorized Signatory

COUNTERSIGNED BY:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Signatory

APPENDIX 1 TO
SPECIAL WARRANT CERTIFICATE
EXERCISE FORM

TO:

ESPERANZA RESOURCES CORP. (the “Company”)

1.

The undersigned hereby irrevocably subscribes for and exercises the right to acquire ________________ Common Shares and ________________ Warrants of the Company (or such number of other securities or property to which such Special Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the accompanying Special Warrant Certificate) according to the provisions of the Indenture referenced in the accompanying Special Warrant Certificate.

2.

The Common Shares and Warrants (or other securities or property) are to be registered as follows:

Name:

(print clearly)

Address in full:

Number of Common Shares:

Number of Warrants:

3.

Such securities should be sent by courier to:

Name:

(print clearly)

Address in full:

If the number of Special Warrants exercised is less than the number of Special Warrants represented hereby, the undersigned requests that the new Special Warrant Certificate representing the balance of the Special Warrants be registered in the name of the undersigned and should be sent by courier to:

Name:

(print clearly)

Address in full:

4.

The undersigned understands that upon the exercise of Special Warrants issued in the United States or to, or for the account or benefit of, a “U.S. person” or a person in the United States, which bear the legend in section 5.9 of the Indenture, the certificate(s) representing the Common Shares and Warrants will bear a legend substantially in the form prescribed by section 5.9 of the Special Warrant Indenture restricting transfer of the Common Shares and Warrants without registration under the U.S. Securities Act, and applicable state securities laws unless an exemption from registration is available.  “U.S. person” and “United States” have the respective meanings assigned in Regulation S under the U.S. Securities Act of 1933, as amended.

DATED at ________________________________, _________________________, this ______ day of _________________, 20____.

Signature Witnessed or Guaranteed (See instructions to Special Warrantholders in Appendix 4)	(Signature of Special Warrantholder, to be the same as appears on the face of this Special Warrant Certificate)
Name of Special Warrantholder: Address (Please print) :

Notes to Special Warrantholders:

(1)

In order to voluntarily exercise the Special Warrants represented by this certificate, prior to the Deemed Exercise Time pursuant to section 5.2 of the Indenture, this exercise form must be delivered to the Warrant Agent, together with this Special Warrant Certificate.  Refer to the instructions to Special Warrantholders attached as Appendix 4 to this Special Warrant Certificate.

(2)

If this exercise form indicates that the Common Shares and Warrants are to be issued to a person or persons other than the registered holder of this Special Warrant Certificate, the signature of such holder on the exercise form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) ..

(3)

The Common Shares and Warrants issued on exercise prior to the Deemed Exercise Time will be subject to restrictions on resale under applicable securities legislation and will be endorsed with legends to that effect.

APPENDIX 2 TO
SPECIAL WARRANT CERTIFICATE
FORM OF TRANSFER

TO:

ESPERANZA RESOURCES CORP. (the “Company”)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) ______________________________ (the “Transferee”), of ______________________ (residential address) ________________________________________________ Special Warrants of Esperanza Resources Corp. registered in the name of the undersigned on the records of Computershare Trust Company of Canada represented by the attached certificate, and irrevocably appoints ____________________ as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

DATED the ______ day of _________________, 20____.

Signature Guaranteed (See instructions to Special Warrantholders in Appendix 4) Name of Special Warrantholder: Address (Please Print):	(Signature of Special Warrantholder, to be the same as appears on the face of this Special Warrant Certificate)

Note to Special Warrantholders:

(1)

In order to transfer the Special Warrants represented by this Special Warrant Certificate, this transfer form must be delivered to the Warrant Agent, together with this Special Warrant Certificate.

(2)

The signature of the holder on the transfer form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) ..

(3)

Special Warrants shall only be transferrable in accordance with applicable law. The transfer of Special Warrants to a person not resident in a Designated Province (as defined in the Special Warrant Certificate) may result in the Common Shares and Warrants obtained upon the exercise or deemed exercise of the Special Warrants (whether after or before obtaining the Receipt for the Prospectus (as defined in the Special Warrant Certificate) not being freely tradable in the jurisdiction where such person is resident.

APPENDIX 3 TO

SPECIAL WARRANT CERTIFICATE

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:

Esperanza Resources Corp. (the “Company”)

AND TO:

☐

Computershare Investor Services Inc., as registrar and transfer agent for the Common Shares of Esperanza Resources Corp., OR

☐

Computershare Trust Company of Canada, as Warrant Agent for the Special Warrants of Esperanza Resources Corp.

The undersigned (a) acknowledges that the sale of securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of a “distributor”, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another “designated offshore securities market” and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for purposes of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 under the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions that, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Unless otherwise specified, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act

Dated

, 20

.

X

Signature of individual (if Holder is an individual)

X

Authorized signatory (if Holder is not an individual)

Name of Holder (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

APPENDIX 4 TO

SPECIAL WARRANT CERTIFICATE

INSTRUCTIONS TO SPECIAL WARRANTHOLDERS

TO EXERCISE:

If the Special Warrantholder voluntarily exercises Special Warrants prior to the Deemed Exercise Time pursuant to section 5.2 of the Indenture, it must complete, sign and deliver:

(a)

the Exercise Form, attached as Appendix 1; and

(b)

the Special Warrant Certificates,

to the Warrant Agent indicating the number of Units to be acquired.  In such case, the signature of such registered holder on the Exercise Form must be witnessed.

TO TRANSFER:

If the Special Warrantholder wishes to transfer Special Warrants, then the Special Warrantholder must complete, sign and deliver (as appropriate):

(a)

the Transfer Form attached as Appendix 2; and

(b)

the Special Warrant Certificates,

to the Warrant Agent indicating the number of Special Warrants to be transferred.

If the Special Warrant Certificate is transferred, the Special Warrantholder’s signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.

GENERAL:

If the Transfer Form or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Special Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Warrant Agent.

The name and address of the Warrant Agent is:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

SCHEDULE “B”

DEFINITION OF “U.S. PERSON” AND “UNITED STATES”

“U.S. Person”

(1)

U.S. person means:

(i)

any natural person resident in the United States;

(ii)

any partnership or corporation organized or incorporated under the laws of the United States;

(iii)

any estate of which any executor or administrator is a U.S. person;

(iv)

any trust of which any trustee is a U.S. person;

(v)

any agency or branch of a foreign entity located in the United States;

(vi)

any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii)

any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(viii)

any partnership or corporation if:

(A)

organized or incorporated under the laws of any foreign jurisdiction; and

(B)

formed by a U.S. person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the 1933 Act) who are not natural persons, estates or trusts.

(2)

Notwithstanding paragraph (o)(1) of this section, any discretionary account or similar account (other than an estate or trust) held for the benefit of or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States shall not be deemed a U.S. person;

(3)

Notwithstanding paragraph (o)(1) of this section, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

(i)

an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(ii)

the estate is governed by foreign law.

(4)

Notwithstanding paragraph (o)(1) of this section, any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person.

(5)

Notwithstanding paragraph (o)(1) of this section, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

(6)

Notwithstanding paragraph (o)(1) of this section, any agency or branch of a U.S. person located outside the United States shall not be deemed a “U.S. person” if:

(i)

the agency or branch operates for valid business reasons; and

(ii)

the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

(7)

The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed “U.S. persons.”

“United States”

(1)

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.